EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

Mondee Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$8,058,365.25	$92.70 per $1,000,000	$747.01
Fees Previously Paid			-
Total Transaction Valuation
Total Fees Due for Filing			$747.01
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$747.01

The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 12,397,485 warrants for a purchase price of $0.65 per Warrant, for a transaction valuation of $8,058,365.25.